UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2025

Commission file number: 001-39738

Ucommune International Ltd

No. 2 Dongsihuan North Road, Building 1, 4th Floor

Chaoyang District, Beijing 100016

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Ucommune International Ltd Closes First Tranche of Preferred Shares Issuance

On December 23, 2025, Ucommune International Ltd (“we,” “Ucommune” or the “Company”) (NASDAQ: UK), a co-working spaces and related service provider in China, entered into a securities purchase agreement (the “Securities Purchase Agreement”) with an investor named therein (the “Buyer”), pursuant to which the Company has agreed to issue and sell to the Buyer up to 5,000 Series A Convertible Preferred Shares (the “Preferred Shares”) at the purchase price of US$1,000.00 for each Preferred Share (the “Preferred Shares Issuance”). The Preferred Shares Issuance is structured in two tranches and the closing of each tranche under the Securities Purchase Agreement is conditioned upon customary closing conditions and, in the case of the second closing, approval by the Company’s shareholders of an increase to the Company’s share capital and authorization for a share consolidation of the Company’s Class A Ordinary Shares.

In connection with the execution of the Securities Purchase Agreement, the Company adopted a Certificate of Designations (the “Certificate of Designations”) of Preferred Shares, par value US$0.024 per share, creating the Preferred Shares and providing for the designations, preferences and relative, participating, optional or other rights, and the qualifications, limitations or restrictions thereof, of the Preferred Shares, which has become effective upon such adoption. The Preferred Shares are convertible into Class A Ordinary Shares at a conversion price equal to the lower of (x) the fixed conversion price (initially US$0.7454 per share, subject to reset every three months based on the then-current market price of the Class A Ordinary Shares over a specified measurement period) and (y) 85% of the market price of the Class A Ordinary Shares over a specified measurement period. In no event will the conversion price be less than the floor price (initially US$0.149 per share, subject to periodic downward resets as specified in the Certificate of Designations). Notwithstanding the foregoing, except as the Company may consent to in writing, prior to May 15, 2026, the Company shall not issue Class A Ordinary Shares at a conversion price below US$1.00 per share.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company and the Buyer, and indemnification obligations of the Company against certain liabilities, including for liabilities under the Securities Act of 1933, as amended. The provisions of the Securities Purchase Agreement, including the representations and warranties contained therein, are not for the benefit of any party other than the parties to such agreement and are not intended as a document for investors and the public to obtain factual information about the current state of affairs of the Company. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the SEC.

On December 23, 2025, the closing of the first tranche of the Preferred Shares Issuance occurred and the Company issued 2,750 Preferred Shares to the Buyer at the purchase price of US$1,000.00 per Preferred Share.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations and the Securities Purchase Agreement attached hereto as Exhibits 4.1 and 10.1, respectively, each of which are incorporated herein by reference.

This Form 6-K is for informational purposes only and is not an offer to sell or a solicitation of an offer to buy any securities, which is made only by means of a prospectus supplement and related prospectus. There will be no sale of these securities in any jurisdiction in which such an offer, solicitation of an offer to buy or sale would be unlawful.

Forward-looking Statements

This current report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this current report and in the attachments is as of the date of this current report, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
4.1	Certificate of Designations of Series A Convertible Preferred Shares of Ucommune International Ltd
10.1	Form of Securities Purchase Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ucommune International Ltd

/s/ Zirui Wang
Name:	Zirui Wang
Title:	Chief Executive Officer and Chief Risk Officer

Date: December 29, 2025

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